UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 19, 2018

(Date of earliest event reported)

MEDALIST DIVERSIFIED REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	47-5201540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 S. 12th Street, Suite 401

Richmond, Virginia 23219

(Full mailing address of principal executive offices)

(804) 344-4435

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS.

Our board of directors has resolved, effective immediately, to terminate our exempt offering of common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, and to which the offering circular dated August 17, 2017, as amended or supplemented thereafter, relates.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medalist Diversified REIT, Inc.,
a Maryland corporation

By:	/s/ Thomas E. Messier
Name:	Thomas E. Messier
Its:	Co-President
Date:	June 19, 2018